

January 7, 2013

Via E-mail
Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

> **Re:** **The Royal Bank of Scotland Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **Form 6-K Filed August 8, 2012**
> **File No. 001-10306**

Dear Mr. Van Saun:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Governance report, page 208

Compliance report – Disclosure controls and procedures, page 254

1. You disclose that the evaluation of your disclosure controls and procedures has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2011, your disclosure controls and procedures were adequate and effective. Please confirm to us that, as of December 31, 2011, the Group Chief Executive and Group Finance Director independently concluded that your disclosure controls and procedures (as defined in

Exchange Act Rule 13a-15(e)) were effective. Further, revise your disclosure in future filings to include the conclusions of your Group Chief Executive and Group Finance Director without implying that the Board has instructed or otherwise influenced those officers to make such conclusions.

2. You state that your disclosure controls and procedures were adequate and effective "and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to [the Group Chief Executive and Group Finance Director] by others within those entities." However, that standard is not what is called for by the definition of disclosure controls and procedures contained in Rule 13a-15(e). Please revise your disclosure in future filings to comply with the requirements of Rule 13a-15.

Financial statements, page 264

Note 22. Accruals, deferred income and other liabilities, page 336

3. Your tabular disclosure of provisions for liabilities presents two distinct classes of provisions: Payment Protection Insurance and Other. We also acknowledge your response to prior comment 13 from our letter dated August 10, 2011, in which you state that the provision related to litigation and claims (which is included within Other provisions) was only £300 million as of December 31, 2010. We note from your disclosure here that as of December 31, 2011, Other provisions has risen to £566 million. We also note the disclosure on page 57 of your Form 6-K furnished November 2, 2012, which states that you recorded an additional £175 million in the second and third quarters (combined) 2012 to cover customer redress in relation to a technology incident that occurred in June 2012. Finally, we also note from your disclosure on page 90 of your current Form 20-F that you are party to the ongoing LIBOR investigation, as well as other litigation and legal proceedings, which could have a material impact on your financial statements and results. Given the increased activity in this class as well as the increased global market focus on litigation and claims within the financial services industry, we believe it is appropriate and relevant to provide clear and transparent disclosure related to the impact, or potential impact, of these matters, including what has been recorded and reflected in your current financial information. Accordingly, please address the following regarding this disclosure:

    • Tell us how you concluded this level of aggregation met the criteria in paragraph 87 of IAS 37. In this regard, tell us how you concluded that claims and litigation would, at a minimum, not be a single class of provisions given the varying nature of these items and the inability to sufficiently summarize in a single statement the nature, risk and und uncertainties related to them as compared to property and other provisions.

    • To the extent that you conclude that claims and litigation should be its own class of provisions, or multiple classes of provisions, please also expand your disclosure to

> link the information in your rollforward to the narrative disclosures required by paragraph 85 of IAS 37 for those classes.

Note 32. Memorandum items, page 359

Other investigations, page 367

4. We note your response to prior comment 12 from our letter dated September 27, 2012, including your statement that you will provide additional information regarding non-confidential improvements to the extent consistent with your obligation not to disclose confidential supervisory information. Please note that where such agreements are publicly available, as in the case of a formal cease and desist order, clear and transparent disclosure of the measures identified in the order as well your progress in meeting those measures is required. Therefore, please confirm that you will revise your future filings to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future in order to be in compliance with these requirements. Please provide your proposed disclosure as part of your response. In addition, where a financial institution has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, we understand that in some circumstances the institution may be precluded from disclosing the existence of such agreements due to bank secrecy regulations. However, a public registrant must still disclose any impact of complying with such agreements to the extent material. Please confirm that, to the extent you have any such agreements in the future, your future filings will clearly disclose the *impact of complying* with any such agreements or understandings where material.

Note 43. Consolidating financial information, page 379

5. Please revise your condensed consolidating financial information in future filings to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

Additional information, page 385

Financial summary, page 386

Renegotiated loans, page 391

6. We note that your statement in footnote (1) to the table of Renegotiated loans refers to "restructured" loan data. However, the information presented in your table appears to include information related to only "renegotiated" loans, which are a subset of restructured loans. Please tell us and revise future filings to clarify this apparent discrepancy in terminology.

7. In footnote (1) to the table of Renegotiated loans you indicate that the loan data includes only those arrangements above thresholds set individually by the divisions, ranging from nil to £10 million. Please tell us how you considered the extent to which a significant amount of loans that have been restructured may be omitted from your disclosure based on individual thresholds established at the division level. Tell us how you considered whether failing to properly characterize such loans as restructured loans would prevent you from capturing the true inherent credit risk of these restructured loans.

8. We note that your renegotiated loans have increased significantly over the last few years. Given the continued deterioration in the global macroeconomic environment and the fact that, as you disclose, the global environment outlook continues to remain challenging, we believe the area of renegotiated and restructured loans is one in which you could provide more clear and transparent disclosure for readers. Please revise future filings to disclose the reason(s) for this significant increase, including your expectation related to additional restructurings in future periods. Please also consider disclosing your various modification or restructuring programs, including the specific terms and features of each program (i.e. modification of interest rate, principal amounts, interest due, redefault rates, etc.).

Risk elements in lending, page 392

9. We note from your Renegotiated loans disclosure on page 391 that restructured loans for which an impairment provision is required continue to be reported as impaired loans. We also note your disclosure here that states impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Please clarify for us what is meant by your statement in the second half of this sentence that "the entire portfolio is included in impaired loans." Further, please also address the following regarding your restructured loans included within impaired loans:
   - Revise future filings to separately disclose, either within your tabular disclosure or in a footnote to the table, the amount of restructured loans included for each period.
   - Clarify whether restructured loans are ever removed from impaired loans after a period of time, and the circumstances under which that would happen. Revise future filings to disclose this information.
   - Revise future filings to disclose whether you restructure loans more than once. On a similar note, please disclose whether you renegotiate or otherwise modify loans more than once.
   - Tell us, and revise future filings as appropriate, whether you consider restructured loans as a separate risk pool when determining the amount of collective retail impairments for loan losses. Please refer to AG87 and AG88 of IAS 39.

Glossary of terms, page 440

10. We note your definition on page 446 of both renegotiated loans and restructured loans, which refers the reader to your definition of renegotiated loans. Per your disclosure on

page 391, it appears that restructured loans are modified loans where an impairment provision is required, whereas renegotiated loans (a subset of restructured loans) are modified loans for which no impairment provision is required. Please revise your disclosure here in future filings to better describe and clarify the distinction between these two terms.

Form 6-K filed August 8, 2012

Condensed Consolidated Interim Financial Statements, page 69

Note 18. Related party transactions, page 129

11. We note your response to prior comment 18 from our letter dated September 27, 2012. Please confirm that you will include the information provided in your response in future filings.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief